EXHIBIT 99.1
Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 13, 2013

New Walsh Lake Drilling Improving Seabridge Gold’s Courageous Lake Project
First 10 holes return significant grade including 25.6 meters of 4.86 g/T of gold

Seabridge Gold today announced results from the first 10 holes of the 2013 winter drilling program on its 100%-owned Courageous Lake Project, Northwest Territories. The winter drilling program, now completed, consisted of 29 diamond drill holes totalling 8,278 meters. The goal of the program was to infill and confirm the Walsh Lake geological model and results to date suggest that this goal will likely be achieved; all 10 holes returned intercepts with good gold grades.

The Walsh Lake discovery, announced on September 10, 2012, was part of a drilling campaign to follow up on gold zones recognized by previous operators along the Mathews Lake Greenstone Belt (MLGB).  The MLGB is host to Seabridge’s FAT deposit containing a 6.5 million ounce proven and probable gold reserve (91.1 million tonnes at a diluted grade of 2.2 g/T gold) (see table below). The MLGB has seen high-grade gold production from two historical mines and has gold occurrences throughout its 53 kilometer length. Until recently, Seabridge has concentrated on expanding the resources and defining reserves at the FAT deposit. Walsh Lake was targeted to further expand the size of the MLGB gold resource.

Walsh Lake is about 10 km south of the FAT deposit and is connected to that deposit by a local road network. The target seems to be, in part, the southern extension of the historical Tundra Mine, a high grade producer that was abandoned in 1999 as the gold price fell to a 25 year low. Well developed and laterally continuous structural zones stratigraphically above and below the extension of the Tundra Mine zone make up the multiple gold-bearing zones defined at Walsh Lake.

Seabridge Chairman and CEO Rudi Fronk said: “Our objective at Walsh Lake is to define a new resource which improves the Courageous Lake project’s capital efficiency, in effect offsetting the higher capital costs of this remote location with a longer project life. Results thus far give us encouragement that Walsh Lake can meet this objective and also increase grade during the critical early years of the project.”

Results from the first 10 diamond drill holes of 2013 are:

Drill Hole ID	Drill Hole Length	Interval From (m)	Interval To (m)	Interval Length (m)	Gold Grade g/T
CL-246	292	201.8	206.7	4.9	1.12
CL-247	474	175.5	181.2	5.7	1.39
		225.0	229.5	4.5	7.00
CL-248	327	235.1	243.6	8.5	5.18
CL-249	360	99.0	105.0	6.0	1.70
		137.5	142.5	5.0	1.68
		165.0	168.0	3.0	2.27
		192.0	199.5	7.5	5.02
CL-250	300	188.4	196.1	7.7	5.97
CL-251	117	61.1	63.3	2.2	10.84
CL-252	450	145.5	151.5	6.0	7.91
		278.6 incl. 297.0	304.2 301.5	25.6 4.5	4.86 17.72
		391.5	396.0	4.5	3.64
		417.5	423.0	5.5	2.61
CL-253	321	229.5	234.2	4.7	10.41
CL-254	210	68.2	84.7	16.5	3.00
		205.5	208.5	3.0	1.45
CL-255	420	75.0	79.5	4.5	1.54
		391.5	396.0	4.5	1.15

All drill holes reported above were orientated at an azimuth of 270o and inclination of 50o in order to intersect mineralized zones perpendicular to their strike. Therefore, the intervals reported are believed to represent true widths of mineralization.

Proven and probable gold reserves at Courageous Lake are estimated as of September 5, 2012 as follows: (see news release dated July 24, 2012 for details):

Courageous Lake Reserves
Reserve Category	Tonnes (000’s)	Diluted Grade (g/t)	Contained Gold (000 ounces)
Proven	12,300	2.41	960
Probable	78,800	2.17	5,500
Total	91,100	2.20	6,460

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, PGeo, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has approved the disclosure in this news release. In order to verify the test data, a rigorous quality control/quality assurance protocol is being employed during the 2013 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 34 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Intervals that exceed 4.0 g/t Au are systematically re-analyzed and samples that exceed 10.0 g/t Au are methodically re-analyzed using metallic screen fire assay techniques. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) that the results confirm the geologic model, represent an extension of the Tundra mine mineralization or will define a new resource and, if so, at an increased grade; (ii) the estimated amount and grade of mineral reserves and mineral resources; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iv) the amount of future production; (v) estimates of operating costs, net cash flow and economic returns from an operating mine; (vi) submission of an Environmental Impact Statement and permit applications for Courageous Lake and the timing thereof; and (vii) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at observed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the mineralized material identified, in particular mineral reserves or mineral resources, from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net